UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                SEPTEMBER 8, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND UCB SIGN STAR(TM) LICENSE AGREEMENT

LEIDEN, THE NETHERLANDS, SEPTEMBER 7, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) announced today that it has signed a STAR(TM) licensing agreement with UCB (Euronext: UCB), a leading biopharmaceutical company with headquarters in Brussels, making UCB the first European STAR(TM) licensee. The agreement covers a 5-year non-exclusive STAR(TM) research license for the production of monoclonal antibodies.

UCB will evaluate STAR(TM) technology using its proprietary mammalian CHO cell line with a variety of different human and mouse chimeric and humanized antibodies. Under the terms of the agreement, UCB will pay a license issuance fee, milestone fees and annual maintenance fees. Further financial details were not disclosed.

"As a biopharmaceutical leader, UCB is committed to continuously enhancing its drug development," commented Neil Weir, Vice President, Research, UCB. "Therefore, UCB is looking forward to evaluating the STAR(TM) technology in close collaboration with Crucell. This new technology could become a valuable addition to UCB's growing suite of mammalian cell expression technologies, thus potentially increasing UCB's antibody production capabilities."

"We are very pleased to announce the first European STAR(TM) technology licensing agreement," added Crucell's CEO Ronald Brus. "UCB have already licensed our PER.C6(R) technology, and the addition of a STAR(TM) technology licensing agreement further enhances the relationship between the two companies."

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosomal vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.

ABOUT UCB
UCB (www.ucb-group.com) is a leading global biopharmaceutical company dedicated to the research, development and commercialisation of innovative pharmaceutical and biotechnology products in the fields of central nervous system disorders, allergy/respiratory diseases, immune and inflammatory disorders and oncology - UCB focuses on securing a leading position in severe disease categories. Employing over 8,300 people in 40 countries, UCB achieved revenue of 2.3 billion euro in 2005. UCB is listed on the Euronext Brussels Exchange, with worldwide headquarters located in Brussels, Belgium.

CRUCELL'S LICENSING PROGRAM DISCLOSURE POLICY
Crucell believes it has a duty to inform (potential) investors and other stakeholders about every licensing agreement it reaches with third parties - regardless of the significance of current or future revenue or royalties generated by the agreement. Crucell fulfils this duty by issuing a press release that invariably consists of the name of the contract party, the nature of the license and an indication of the relevant technology or therapeutic area. This ensures that every potential investor or interested party can be fully up-to-date with all licensing agreements made by Crucell with third parties. An overview of all Crucell's licensees and partners can be found on the Company's website, including an overview of each relevant product's phase of development.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                                    FOR CRUCELL IN THE US:
Paul Vermeij                                    REDINGTON, INC.
Director Investor Relations and Corporate       Thomas Redington
Communications                                  Tel. +1 212-926-1733
Tel. +31 (0)71 524 8718                         tredington@redingtoninc.com
p.vermeij@crucell.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   SEPTEMBER 8, 2006                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer